 [Letterhead of Wachtell, Lipton, Rosen & Katz]
September 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson Lisa Etheredge Larry Spirgel Joshua Shainess
Re:	CBS Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018 Form 10-Q for the Period Ended June 30, 2018 Filed August 2, 2018 File No. 001-09553

Ladies and Gentlemen:
This letter responds to comments #3 – 9 received by CBS Corporation ("CBS" or the "Company") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated August 22, 2018 (the "Comment Letter"), with respect to the Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 20, 2018 (the "10-K"), and with respect to the Form 10-Q for the period ended June 30, 2018, filed with the Commission on August 2, 2018 (the "10-Q").  The Staff has granted the Company an extension in responding to comments #1, #2 and #10 in the Comment Letter.
For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.  All references to page numbers, captions and defined terms correspond to the 10-K or the 10-Q unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2017
Free Cash Flow, page II-33
3.
We note that your definition of free cash flow excludes discretionary contributions to prefund your pension plans.  Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures, and your definition of free cash flow differs from the typical definition per Question 102.07 of the April 2018 C&DI on non-GAAP measures, please revise the title of this measure in future filings.

To address the Staff's comment, the Company will revise the title of this measure to "Adjusted Free Cash Flow" in future filings.
General
4.
Publicly available information indicates that you have a licensing agreement with beIN for CBS and The CW programming for the MENA region.  The beIN.net website indicates that beIN channel packages include the CBS Reality channel and provides contact information for beIN dealers in Sudan and Syria.  Additionally, you state on page I-4 of the 10-K that you own a 30% interest in a joint venture that owns and operates cable and satellite channels, which broadcast CBS programming, in the Middle East and Africa, regions that include Sudan and Syria.
Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements.  Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period.  Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

In response to the Staff's comment, the Company respectfully advises the Staff that it has policies and processes to ensure compliance with U.S. economic sanctions and export control laws in connection with the international aspects of its business.  Set forth below are the limited contacts the Company has identified in the Republic of Sudan ("Sudan") or Syria during the last three fiscal years and the six months ended June 30, 2018 (the "relevant period"). The Company currently anticipates it may have these types of contacts in the future in accordance with applicable law. The Company does not have any agreements or arrangements with the governments of Sudan or Syria and has not identified any contacts with the governments in these countries, except with respect to newsgathering activities in Syria, as discussed below.  The contacts described in this response have not generated revenues material to the Company's business, either individually or in the aggregate, during the relevant period, as discussed below.  The Company has no assets (other than protected trademarks) or liabilities in or attributable to Sudan and Syria.  The Company does not own or control any entities or maintain any business offices or employees in these countries.

Content Licensing.  During the relevant period, the Company has engaged in a limited manner with third parties for the distribution of pre-existing and unaltered (other than in connection with permissible dubbing or subtitling, if any) television programs and motion pictures that contain multi-territorial rights, which in some cases include Sudan and/or Syria within such territories (the "Multi-Territorial Licenses").  The Company has not entered into licensing arrangements with any entity in Sudan or Syria or any entity that specifically targets the audiences of these two countries.

The Company respectfully advises the Staff that these content licensing activities are conducted pursuant to the exemptions for information and informational materials under the applicable U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations.  For Syria, this exemption is set forth in the Syrian Sanctions Regulations ("SySR") at 31 C.F.R. § 542.211(b).  For Sudan, the Company respectfully notes that OFAC's broad sanctions against Sudan were revoked as of October 12, 2017, and the Sudanese Sanctions Regulations ("SSR"), 31 C.F.R. § 538, were removed in their entirety on June 29, 2018, 83 Fed. Reg. 30539; nonetheless, the exemption referred to above was set forth in the SSR at 31 C.F.R. § 538.212(c) prior to the comprehensive revocation.

These contracts have not generated revenues material to the Company's business, either individually or in the aggregate. It is not practicable to provide the specific revenues associated with Sudan and Syria in connection with the Multi-Territorial Licenses because those license fees generally are not allocated to particular countries within an authorized territory; however, the aggregate revenues under the Multi-Territorial Licenses that include Sudan and/or Syria as well as other countries in the applicable licensed territories represented .03% or less of the Company's consolidated revenues in each of the past three fiscal years and for the six months ended June 30, 2018.

In regard to the specific matters identified in the Staff's comment, the Company respectfully advises the Staff that its program license agreement with beIN.net does not include either Sudan or Syria as an authorized licensed territory.  Similarly, the Company's joint venture with a subsidiary of AMC Networks that owns and operates cable and satellite channels such as the CBS Reality channel, including in the Middle East and Africa, as referenced in the 10-K, does not include either Sudan or Syria as an authorized licensed territory.  Further, the Company's program licenses in connection with the CBS Reality channel do not include either Sudan or Syria as an authorized licensed territory.

Newsgathering.  CBS News has engaged in newsgathering and related journalistic activities in Syria during the relevant period for the purpose of covering for its news audience events related to ongoing matters of public concern.  OFAC granted to CBS News a specific license to engage in certain enumerated transactions in Syria in connection with newsgathering activities to the extent not covered by general licenses or exemptions in the SySR.  CBS News has had contact with the Syrian government in order to obtain the necessary journalist visas and accreditations that authorize CBS News teams to conduct journalistic activities in Syria.  In connection with these trips, the Syrian government has assigned a person to the news team as the news team conducts newsgathering activities in the country.  In addition, CBS News has had contact with the Syrian government in order to arrange a news interview with a Syrian government official.  CBS News has not engaged in newsgathering activities in Sudan during the relevant period but may do so in the future in accordance with applicable law.  Newsgathering activities do not generate revenues directly attributable to a particular country.

Intellectual Property Filings.  CBS has had filings made from time to time to protect its intellectual property in Sudan and Syria.  Actions to protect intellectual property rights in Sudan and Syria are consistent with OFAC regulations pursuant to a general license authorizing transactions related to patents, trademarks, copyrights and other intellectual property.  The SSR (before its revocation) had included this general license at 31 C.F.R. § 538.514, and the SySR includes this general license at 31 C.F.R. § 542.520.

Investor Sentiment

The Company respectfully submits that it does not believe that the limited television program and motion picture licensing, newsgathering activities and intellectual property protection activities described in this response, or the immaterial revenues generated from these activities, give rise to material investment risks for the Company's stockholders, including material risks relating to the Company's reputation or valuation. The Company believes that its investors understand that the Company likely will have limited contacts with Sudan and Syria due to the international reach of the Company's content licensing and newsgathering activities, particularly as CBS News is an established leader in covering breaking news around the world.  For the reasons set forth above, and in the context of the Company's overall size and business scope, it is the Company's view that a reasonable investor would not consider the activities described in the Company's response as quantitatively or qualitatively important in making an investment decision.

Form 10-Q for the Period Ended June 30, 2018

1. Basis of Presentation and Summary of Significant Accounting Policies
Advertising Revenues, page 7
5.
We note certain advertising contracts have guarantees of audience member views.  Please clarify if these guarantees are treated as variable consideration in determining your transaction price.  Refer to ASC 606-10-32-5 and 606-10-50-20.

The Company respectfully advises the Staff that in advertising contracts with guarantees of audience member views, the guarantees are not treated as variable consideration in determining the transaction price. The price stated in the contract represents a fixed amount to which the Company is entitled, and therefore the guidance in ASC 606-10-32-5 does not apply. In these arrangements, the service of delivering advertising spots that achieve the guaranteed audience rating is the performance obligation and therefore, the Company recognizes revenues based on the proportion of the audience rating or impressions delivered to the total guaranteed in the contract. To the extent that the guaranteed audience rating or impressions are not fully delivered within the number of advertising spots stated in the contract, the Company will provide the customer with additional advertising spots and recognize the remaining revenue proportionally until the guaranteed audience rating or impressions have been delivered.
To further clarify the Company's performance obligation in these contracts, including when the Company satisfies such performance obligation, in accordance with ASC 606-10-50-12, as well as the method of determining and allocating the transaction price in such advertising arrangements, in accordance with ASC 606-10-50-20, the Company will revise and expand its disclosure in future filings as proposed below (additional language is underlined and deleted language is struck out).
Advertising revenues, net of agency commissions, are recognized when the advertising spots are aired on television or displayed on digital platforms. If there is a guarantee to deliver a targeted audience rating or number of impressions, the delivery of the advertising spots that achieve the guarantee represents the performance obligation and revenues are recognized based on the proportion of ~~as~~ the ~~actual~~ audience rating or impressions ~~are~~ delivered to the total guaranteed in the contract.

Affiliate and Subscription Fees, page 8

6.
Please identify the specific products and/or services transferred to your customers within your affiliate agreements.  Tell us which products and/or services you have combined with others for the purposes of determining your performance obligations and which you have treated as a separate performance obligation.  Tell us if you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate.  Please also describe the judgments used in determining both the timing of satisfaction and amounts allocated to each performance obligation.  To the extent applicable, tell us how you considered any minimum guarantees.  Refer to ASC 606-10-50-12 and 606-10-50-17.

The Company's affiliate agreements with multichannel video programming distributors ("MVPDs") for carriage of the Company's television stations ("retransmission arrangements") and cable networks provide the MVPDs with a license for the right to use the Company's programming over the term of the applicable agreement.  Such agreements include two performance obligations: (i) a license to the Company's content provided through the continuous delivery of the live "linear feeds" of the Company's programming and (ii) a license to the Company's programming for video on demand ("VOD") viewing. In these arrangements, programs are delivered for the linear feeds and VOD viewing at substantially the same time and therefore the revenues relating to each performance obligation are recognized at the same time and there is no allocation of the transaction price between the performance obligations.  Similarly, for the Company's agreements with non-owned television stations affiliated with the CBS Television Network ("network affiliates"), the Company's performance obligation is the license to the Company's content provided through the live linear feed of the CBS Television Network's programming.
All of the Company's affiliate arrangements are licenses of functional intellectual property because the performance obligations, which have standalone functionality, consist of multiple licenses of programming being delivered on a continuous basis throughout the term of the agreement.  The Company respectfully advises the Staff that licenses of functional intellectual property (which includes the delivery of content for both the linear feeds and VOD viewing) are the only performance obligations in the contract and therefore these are the items to which royalties relate.
Substantially all of the Company's agreements with MVPDs provide for a variable fee that is based on an agreed upon contractual rate applied to the number of subscribers to the MVPD's service. Since the Company's fee is based on the MVPD's subsequent sale of its service to its subscriber, and the arrangement represents a license, the Company recognizes revenues at the later of the satisfaction of the performance obligation or the customer's subsequent sale, based on the sales-based or usage-based royalty guidance in ASC 606-10-55-65.  The Company respectfully advises the Staff that there is no judgment used to determine the timing of satisfaction and amounts allocated to each performance obligation since the sales-based or usage-based royalty guidance is used to recognize revenues for agreements with variable fees.

For affiliate agreements that provide for a fixed fee, primarily consisting of agreements with network affiliates, such fixed fee is recognized based on the relative fair value of the performance obligations (which the Company uses as a proxy for relative standalone selling price as defined in ASC 606-10-32-29), which are delivered continuously throughout the term of the agreement. For fixed fee contracts, the Company applies judgment to allocate the transaction price in a manner that depicts the standalone selling price throughout the contract. Please refer to the response to comment #7 below for more information on these arrangements and the method used to determine standalone selling price over the term of the agreement.
The Company respectfully advises the Staff that minimum guarantees are included in a minimal number of its affiliate agreements and therefore such amounts are immaterial. In these agreements, the guaranteed minimum amounts are recognized over the term of the agreement based on the guidance for fixed fees discussed above. Any revenue in excess of this minimum guarantee, which is earned when subscribers exceed a specified level, is recognized as it is earned based on the guidance for variable fees discussed above.
To clarify the disclosures required under ASC 606-10-50-12 regarding the performance obligations identified in its affiliate contracts, the Company will expand its disclosure in future filings as proposed below (additional language is underlined and deleted language is struck out).
The performance obligation for the Company's affiliate agreements is a license to the Company's programming provided through the continuous delivery of live linear feeds and, for agreements with MVPDs, also includes a license to programming for video on demand viewing. Affiliate and subscription fees are recognized ~~as access to the Company's content is provided to the customer~~ over the term of the agreement as the Company continuously provides its customer with the right to use its programming.

In addition, please see the response to comment #7 below for proposed expanded disclosure required under ASC 606-10-50-17 regarding the judgments applied in determining the timing of satisfying performance obligations and allocation of transaction price. The Company respectfully advises the Staff that such judgments are only required in affiliate agreements with fixed fees.
7.	Please tell us your basis for recognizing revenue on a relative fair value basis for affiliate arrangements with fixed fees.
For the Company's affiliate arrangements with fixed fees, primarily consisting of agreements with network affiliates, the Company recognizes revenues based on the relative fair value of its performance obligations (which is a proxy for relative standalone selling price as defined in ASC 606-10-32-29) over the term of the agreement. Such relative fair value (i.e., standalone selling price) is determined using two factors: (i) the value established in the network affiliate's market according to the number of subscribers in the market and the price per subscriber it may charge to its customer (the MVPD) for retransmission fees and (ii) the value of the Company's programming.

The fee that the Company receives from its network affiliates has growth that is commensurate with the growth in retransmission fees that the network affiliate receives from MVPDs within its market. Retransmission fees is a revenue stream that is rapidly developing in the television broadcasting industry to reach the value of the audience within the affiliate's market. Therefore, such fees are escalating rapidly over contract periods as these arrangements continue to develop. The network affiliation fee paid to the Company is fixed over the term of the agreement and is determined with consideration of the number of subscribers in the affiliate's market and the price per subscriber it may charge MVPDs for retransmission fees. Additionally, the value of the Company's programming generally grows each year as the Company increases its investment in sports and entertainment programming. Accordingly, the network affiliation fee is also structured to include annual escalations.
As a result of the above factors, the Company determined that the annual escalations built into its affiliate arrangements represent the relative fair value (i.e., standalone selling price) of the programming delivered to the network affiliates over the term of the related agreements, and therefore the Company uses these amounts as the basis for determining the recognition of the fixed fee over the contract period.
To clarify the disclosures required under ASC 606-10-50-17 regarding the judgments applied in determining the timing of satisfying performance obligations and allocation of transaction price for affiliate agreements with fixed fees, the Company will expand its disclosure in future filings as proposed below (additional language is underlined).
For agreements that provide for a fixed fee, which primarily include agreements with television stations affiliated with the CBS Television Network ("network affiliates"), revenues are recognized based on the relative fair value of the content provided over the term of the agreement, which is determined based on the fair value of the network affiliate's service and the value of the Company's programming.
8.
Please tell us if you consider your retransmission arrangements to be functional licenses of intellectual property and if you are applying the guidance for sales-based or usage-based royalties.  Please refer to ASC 606-10-50-12.

As discussed in the Company's response to comment #6, the Company respectfully advises the Staff that retransmission arrangements are considered to be licenses of functional intellectual property because the performance obligations in the contracts, which have standalone functionality, consist of multiple licenses of programming being delivered on a continuous basis throughout the term of the agreement. The Company is applying the guidance for sales-based or usage-based royalties, because the transaction price is determined based on the number of subscribers to the customer's service applied to an agreed upon contractual rate.  Please refer to the Company's response to comment #6 above for additional details and proposed expanded disclosure to clarify disclosures required under ASC 606-10-50-12.

Program Licensing and Distribution, page 8

9.
We note your disclosure on page 43 that you have contracts for library programming.  Please clarify if existing content and new content represent separate performance obligations.  In addition, please explain the judgments used in determining both amounts allocated to and the timing of satisfaction of the related performance obligations.  Refer to ASC 606-10-50-12 and ASC 606-10-50-17.

The Company respectfully advises the Staff that within its program licensing arrangements, each individual episode of a television series, including library programming (i.e., programs which are no longer in production), existing content and new content, is considered to be a separate performance obligation. In such arrangements, the Company satisfies its performance obligation when the episode is delivered to the customer and the license period has begun, in accordance with ASC 606-10-55-58C.
The Company respectfully advises the Staff that it does not have program licensing arrangements which include a fixed fee for the delivery of a variable amount of existing and new content over the term of the agreement and therefore the Company has no arrangements which require judgment in determining both the amounts allocated to and the timing of satisfaction of performance obligations.
When a license agreement includes the delivery of multiple episodes on different dates during the contract term, the Company's agreements generally specify the selling price for each individual episode included within that contract, or provide a list price based on the class of series. Generally, prices for individual episodes specified within a licensing contract represent standalone selling price, as they were negotiated based on pricing within the marketplace and therefore, the total transaction price is allocated accordingly.  However, in the unusual cases where individual prices are not indicative of standalone selling price, or where they are not provided, the Company applies judgment to determine and allocate standalone selling price based on previous transactions for episodes of comparable series in the marketplace.

To clarify the disclosures required under ASC 606-10-50-12 regarding the performance obligations identified in its program licensing contracts, the Company will expand its disclosure in future filings as proposed below (additional language is underlined and deleted language is struck out).
For licenses of internally-produced television programming, each individual episode delivered represents a separate performance obligation and ~~R~~revenues ~~from the licensing of internally-produced television programming~~ are recognized when the ~~content~~ episode is made available to the licensee for exhibition and the license period has begun.
In addition, to clarify the disclosures required under ASC 606-10-50-17 regarding the judgments applied in determining the timing of satisfying performance obligations and allocation of transaction price, the Company will expand its disclosure in future filings as proposed below (additional language is underlined and deleted language is struck out). As discussed above, judgments are not required for determining the timing of satisfaction of performance obligations.
For license agreements containing multiple deliverables, revenues are allocated based on the relative standalone selling price of each ~~program~~ episode of a television series, which is based on licenses for comparable series within the marketplace.
* * * * * *
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1314 or by email at DEShapiro@wlrk.com.
Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

cc:	Lawrence P. Tu (CBS Corporation)
Jonathan H. Anschell (CBS Corporation)
Richard J. Parrino (Hogan Lovells US LLP)
Kevin K. Greenslade (Hogan Lovells US LLP)